UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Grupo Aeroportuario del Pacifico Delaying Filing of Its 2019 Form 20-F and Annual Report

GUADALAJARA, JALISCO, Mexico, April 24, 2020 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) informs that it has elected to delay the release and filing of its 2019 Form 20-F (the “20-F Report”) and Annual Report.

Background for Decision

On March 25, 2020, the U.S. Securities and Exchange Commission (“SEC”) modified an existing order with a new SEC order (Release No. 34-88465), which provides conditional relief to public companies that are unable to comply with their filing obligations in a timely manner as a result of the novel coronavirus COVID-19 (“COVID-19”). This revised order allows companies affected by COVID-19 to file their Form 20-F up to 45 days following the original filing due date (April 30, 2020).

On April 8, 2020, in response to the COVID-19 outbreak and government actions taken for the purpose of limiting the spread of COVID-19, the President of the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or “CNBV”), issued a letter extending the date of certain reporting requirements for Mexican companies listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores or “BMV”). This included the filing dates for annual reports. As a result, the Company’s 2019 Annual Report filing obligation in Mexico was extended to July 3, 2020.

New Reporting Dates

In light of the above, the Company expects to file both the Annual Report and the 20-F Report on or prior to June 12, 2020.

Disruptions and Risk Factors

COVID-19 has caused severe disruptions in travel and transportation, as well as limited access to the Company’s facilities, resulting in limited support from its staff. This has, in turn, delayed the Company’s ability to complete the 2019 Annual Report and the 20-F Report.

As a result, the Company expects to include risk factors in its 2019 Annual Report as well as its 20-F Report, that include but are not limited to the following (please note that these will be updated as necessary):

  In December 2019, a novel strain of coronavirus (COVID-19) was reported to have surfaced in Wuhan, Hubei Province, China. In January 2020, this coronavirus spread to other countries, including the United States and Mexico, and efforts to contain the spread of this coronavirus intensified. On March 11, 2020, the World Health Organization (WHO) declared the COVID-19 outbreak a pandemic. This pandemic is negatively affecting global economic conditions, including materially reducing demand for, and availability of, worldwide air travel and therefore may have a material adverse effect on GAP and its operating results. The Company is currently in the process of analyzing the impacts related to COVID-19 on the financial results to determine if the effects could rise substantial doubts about the Company ability to continue as a going concern.

  The spread of the virus and travel warnings and restrictions have adversely impacted the frequency and pattern of domestic and international passenger traffic, which has adversely affected GAP’s, financial conditions and results of operations.

  The extent to which COVID-19 could adversely impact GAP’s results going forward will depend on future developments that are highly uncertain and difficult to predict, including new information which may emerge concerning the severity of COVID-19, the actions taken by the various governments and local authorities to contain the coronavirus or treat its impact and other developments. As a result, this may impact public perception of the virus and the efforts to contain it, among others.

  As a result of these or other conditions beyond GAP’s control, our results of operations could be volatile and subject to rapid and unexpected change.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

IR Contacts:
Saúl Villarreal, Chief Financial and Administrative Officer	svillarreal@aeropuertosgap.com.mx
Alejandra Soto, IR and Financial Planning Manager	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx / +523338801100 ext. 20294
Maria Barona, i-advize Corporate Communications	mbarona@i-advize.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: April 24, 2020	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer